:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL

SEC FILE NUMBER 000-23938

CUSIP NUMBER 46048V108

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

International Textile Group, Inc.
Full Name of Registrant

Former Name if Applicable

804 Green Valley Road, Suite 300
Address of Principal Executive Office (Street and Number)

Greensboro, North Carolina 27408
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of International Textile Group, Inc. (the “Company”) is in the process of finalizing the financial statements and related disclosures to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “Form 10-Q”). As part of that process, management is continuing to assess its compliance with covenants in certain of its debt facilities, and is engaged in discussions with the lenders thereunder with respect to clarifying ambiguities related to the calculation of certain financial covenants and debt limitations contained therein, addressing any necessary modifications or amendments thereto, and obtaining waivers regarding any noncompliance with such covenants. To the extent that the Company is not in compliance with such covenants, and waivers of the noncompliance are not obtained, such circumstances could give rise to events of default under one or more debt facilities, which, in certain circumstances, could allow the lenders thereunder to terminate their commitments to make loans thereunder and to declare the outstanding loans to be immediately due and payable. Furthermore, if the Company and the lenders are unable to agree upon clarification of the ambiguities, modifications, amendments or waivers that address the covenant issues, there may be an effect on the Company’s balance sheet presentation in prior periods, beginning with the quarter ended September 30, 2007. The process of completing the financial statements and related information required to be included in the Form 10-Q cannot be finalized until the discussions and clarifications, and the covenant compliance determinations, are completed, which could not occur prior to the scheduled filing deadline for the Form 10-Q.

In addition, unless the Company obtains a waiver of noncompliance with applicable covenants, as a result of cross-default provisions contained in the Company’s credit facilities, events of default under one or more of such facilities could give rise to events of default under other facilities as well. Consequently, the lenders under the foregoing facilities could, in certain circumstances, terminate their commitments to make loans thereunder and declare the outstanding loans to be immediately due and payable. As a result, the Company anticipates that the Company’s long-term debt obligations under three of its credit facilities, which currently aggregate approximately $175.1 million, will be reclassified as current debt obligations at June 30, 2008 in the Form 10-Q.

The Company will also classify as current liabilities at June 30, 2008 certain debt obligations of approximately $198.6 million under an additional credit facility, which became a current liability during the quarter ended June 30, 2008 as the debt matures on June 30, 2009.

The Company intends to complete the discussions with its lenders as described above, and to file the Form 10-Q, as soon as practicable.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Willis C. Moore III

(Name)

        336                 379-2126

(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No ___________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a net loss applicable to common stock of $17.0 million and $31.1 million during the three and six-month periods ended June 30, 2007, respectively, and expects to report a net loss applicable to common stock of approximately $5.7 million and $32.1 million for the three and six-month periods ended June 30, 2008, respectively. The three and six month periods ended June 30, 2008 were positively impacted by the gain on the sale of a brand name in the amount of approximately $24.3 million. Gross profit for the three and six month periods ended June 30, 2007 and the comparable periods ended June 30, 2008 are expected to decline from $28.3 million and $50.8 million, respectively, to $12.2 million and $35.1 million, respectively. The declines in gross profit were primarily attributable to increased losses at the Company’s international greenfield operations, which are still ramping up operations, and higher raw material and energy prices in the 2008 period.

International Textile Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2008	By:	/s/ Willis C. Moore III
Willis C. Moore III Executive Vice President and Chief Financial Officer